 Lufthansa

03 JUN 19 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.	Unsere Zeichen/Datum / Our Ref./Date	Telefon/Telefax / Telephone/Telefax
	CGN IR dg 12 June 2003	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.


03022902

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser
Ulrike Schlosser

dlw 6/24

Enclosures

Gesellschaftsrechtliche Angaben, Anschrift und weitere Informationen auf der Rückseite.
For corporate details, address and further information please turn over.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days


WASHINGTON
DC



Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069


Lufthansa

Investor Info May 2003
including traffic figures

Change in capacity utilisation in May compared with previous year


80
75
70
%
65
60
55
50
2003
2002
PassengerLF
CargoLF
GroupLF

Passenger numbers up year-on-year despite capacity cuts
The slump in demand due to the Iraq war and the SARS outbreak appears to have bottomed out – at least in terms of passenger numbers. In May the Lufthansa Group airlines carried 3.8 million passengers, 0.1 per cent more than in the same period last year, despite a 6.7 per cent reduction in capacity. However, sales only declined by 4.9 per cent, thereby improving the passenger load factor by 1.4 percentage points to 74.9 per cent. Lufthansa succeeded in increasing its load factors in all the traffic regions with the exception of Asia/Pacific. The highest load factor – 82.7 per cent – was recorded in the Americas. Passenger numbers rose by a clear 2 per cent on European routes as a result of the new fare concept. Developments in the Asia/Pacific region, meanwhile, were still hampered by the effects of SARS. Here, the passenger count fell by 25.8 per cent, with an accompanying 25.5 per cent decline in sales. Capacity was reduced by 23.1 per cent, more or less in line with demand. At 75.6 per cent, the seat load factor declined by only 2.4 percentage points year-on-year.
The continuing weak economy and the strong euro dampened business at Lufthansa Cargo. In May the airline carried 129,000 tonnes of freight and mail, 3.6 per cent less than in the same period last year, while sales was down 1.8 per cent. However, the cargo load factor rose by 0.8 percentage points to 63.0 per cent, available capacity having been reduced by 2.9 per cent due to the cuts in capacity at Lufthansa's passenger airlines. The Group's overall load factor (passengers and cargo) exceeded the prior-year level by 0.7 percentage points, reaching a respectable 70.2 per cent.

Further measures to reduce staff costs
On 26 May, Lufthansa introduced the second phase of short-time working for ground staff. Their working week has now been reduced to 35 hours, with corresponding cuts in salary. Cabin personnel have been on short time since 1 April, while temporary arrangements involving more flexible working hours are in place for cockpit crews.

Lufthansa and US Airways conclude strategic alliance
On 15 May, Lufthansa and US Airways, based in Arlington, Virginia, signed a cooperation agreement. As a first step, codeshare flights will be introduced in the winter 03/04 timetable. US Airways also expressed interest in joining the Star Alliance, and the Chief Executive Board of the Star Alliance unanimously approved the application. No firm date has yet been set, but it is anticipated that US Airways will become part of the world's leading airline alliance within the next nine to twelve months.

Lufthansa's takeover bid for Air Dolomiti
On 16 April, the former majority shareholder of Air Dolomiti, Domenico Alcide Leali, exercised his put option to sell more than 2.6 million shares, or 31.2 per cent of Air Dolomiti's equity capital. The move – after the approval by the cartel authorities – increased Lufthansa's stake in Air Dolomiti from 20.7 to 51.9 per cent. In accordance with Italian law, Lufthansa has made a public tender offer to purchase stock held by the remaining shareholders of the airline, which is listed on the Milan stock exchange, at a price of 14.68 euros per share. The offer is valid from 26 May to 27 June 2003.

Note:
The **50th Annual General Meeting of Deutsche Lufthansa AG** will take place in Cologne on 18 June 2003. Detailed information will be available on our website at:
www.lufthansa-financials.com

The next Investor Info with the traffic figures of June 2003 will be published on 9 July 2003.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

11 June 2003

Traffic figures May 2003

Lufthansa Passenger Business Group*	May 2003	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,780	+ 0.1	17,717	+ 3.8
Available seat-kilometers (mio)	9,701	- 6.7	49,038	+ 5.3
Revenue pax-kilometers (mio)	7,266	- 4.9	34,901	+ 2.5
Passenger load-factor (%)	74.9	+ 1.4P	71.2	- 1.9P
Number of Flights	40,489	- 2.7	205,903	+ 6.1
Lufthansa Cargo AG	**May 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	129	- 3.6	637	- 4.2
Available Cargo tonne-km (mio)	887	- 2.9	4,393	+ 3.3
Revenue Cargo tonne-km (mio)	577	- 1.8	2,852	- 0.3
Cargo load-factor (%)	65.1	+ 0.8P	64.9	- 2.4P
Number of Flights	1,896	- 2.6	9,702	+ 0.9
Lufthansa Group	**May 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,864	- 4.6	9,307	+ 4.4
Revenue tonne-km (mio)	1,309	- 3.6	6,368	+ 1.2
Overall load factor (%)	70.2	+ 0.7P	68.4	- 2.2P
Number of Flights	42,385	- 2.7	215,605	+ 5.8
Traffic regions				
Europe (incl. Germany)	**May 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,013	+ 2.0	14,013	+ 4.1
Available seat-kilometers (mio)	3,156	- 0.8	15,599	+ 5.7
Revenue pax-kilometers (mio)	2,057	+ 2.6	9,383	+ 4.5
Passenger load-factor (%)	65.2	+ 2.2P	60.1	- 0.7P
Cargo/mail in 1,000 tonnes	56	- 6.9	276	- 9.2
Available Cargo tonne-km (mio)	94	- 4.1	476	+ 1.5
Revenue Cargo tonne-km (mio)	36	- 3.4	180	- 6.7
Cargo load-factor (%)	38.6	+ 0.3P	37.7	- 3.4P
America (North and South)	**May 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	464	+ 0.3	1,962	+ 7.7
Available seat-kilometers (mio)	3,946	- 2.1	18,050	+ 9.2
Revenue pax-kilometers (mio)	3,262	+ 0.8	14,022	+ 7.4
Passenger load-factor (%)	82.7	+ 2.4P	77.7	- 1.3P
Cargo/mail in 1,000 tonnes	33	- 2.3	161	+ 0.4
Available Cargo tonne-km (mio)	330	- 2.0	1,573	+ 3.8
Revenue Cargo tonne-km (mio)	222	- 1.4	1,085	+ 2.0
Cargo load-factor (%)	67.3	+ 0.4P	69.0	- 1.2P
Asia/Pacific	**May 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	182	- 25.8	1,134	- 5.2
Available seat-kilometers (mio)	1,890	- 23.1	11,549	- 0.0
Revenue pax-kilometers (mio)	1,428	- 25.5	8,779	- 5.9
Passenger load-factor (%)	75.6	- 2.4P	76.0	- 4.8P
Cargo/mail in 1,000 tonnes	33	- 0.3	163	+ 1.7
Available Cargo tonne-km (mio)	394	- 3.6	2,003	+ 4.9
Revenue Cargo tonne-km (mio)	278	- 2.0	1,390	+ 0.2
Cargo load-factor (%)	70.6	+ 1.2P	69.4	- 3.3P
Middle East and Africa	**May 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	119	+ 7.9	601	+ 4.6
Available seat-kilometers (mio)	704	- 2.0	3,826	+ 5.1
Revenue pax-kilometers (mio)	515	+ 8.1	2,708	+ 3.0
Passenger load-factor (%)	73.1	+ 6.9P	70.8	- 1.4P
Cargo/mail in 1,000 tonnes	8	+ 2.6	37	- 9.2
Available Cargo tonne-km (mio)	69	- 1.3	341	- 5.3
Revenue Cargo tonne-km (mio)	41	- 1.9	196	- 9.3
Cargo load-factor (%)	58.9	- 0.3P	57.6	- 2.5P

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH